Exhibit 19.1

POLICIES AND PROCEDURES FOR TRADING IN SECURITIES
OF BRIXMOR PROPERTY GROUP INC. BY DIRECTORS,
EXECUTIVE OFFICERS AND ACCESS EMPLOYEES

1.GENERAL

These policies and procedures (this “Policy”) govern trading activity in securities of Brixmor Property Group Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business by directors, executive officers and certain other employees holding positions or identified on Annex 1 hereto (such other employees, “Access Employees”).

Reference is made to the section entitled “Insider Trading” (the “Insider Trading Section”) in the Company’s Code of Business Conduct and Ethics (the “Code”), which sets forth the Company’s prohibitions against trading while aware of material, non-public information (or tipping). This Policy is meant to supplement, and not replace, the Insider Trading Section of the Code and sets forth additional requirements for directors, executive officers and Access Employees.

If you have any question about this Policy, its application to any proposed transaction or whether you are subject to this Policy, please contact the Company’s General Counsel for additional guidance.

The Securities and Exchange Commission (the “SEC”) defines purchases and sales to include an extensive list of transactions beyond simple open-market transactions to buy or sell the Company’s securities. Also included, for example, are the granting of options in the Company’s securities, derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities, as well as the acquisition of or disposition of interests in the Company’s securities through various company benefit plans. This Policy, therefore, relates to all transactions involving any securities of the Company, whether or not the transaction is a purchase or sale in the usual sense, and whether or not the security is common stock or another security, such as an option.

Transactions between persons covered by this Policy and the Company with respect to grants under its 2022 Omnibus Incentive Plan or other equity incentive plans (or, to the extent applicable, granted outside such plan) are exempt from this Policy, including, without limitation, the election to have the Company withhold shares issuable upon vesting of restricted shares or restricted share units to satisfy tax withholding obligations. However, transactions with parties other than the Company involving Company equity awards, including sales of shares underlying vested awards and broker-assisted sales of shares to cover withholding taxes, are subject to this Policy.

Bona fide gifts (including transfers of Company securities made to trusts for estate planning purposes) are also not subject to this Policy, unless the person making the gift is aware of material nonpublic information at the time the gift is made and has reason to believe that the recipient intends to sell the gifted securities while the person making the gift continues to be aware of such material nonpublic information; provided, however, that persons covered by this Policy must still pre-clear and report gift transfers in accordance with procedures below.

This Policy applies to (i) all members of the Company’s Board of Directors, (ii) all executive officers of the Company and its subsidiaries, and (iii) all Access Employees. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions of your Family Members and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

This Policy also applies to any entities you influence or control, including any corporations, partnerships or trusts (collectively, “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Insider trading is a crime. Violations are pursued vigorously by the SEC, U.S. Attorneys, state enforcement authorities and foreign jurisdictions. Violations can result in severe penalties, including significant fines and imprisonment.
2.TRADING POLICY FOR DIRECTORS, EXECUTIVE OFFICERS AND ACCESS EMPLOYEES

We have established four “windows” of time for each fiscal year during which directors, executive officers and Access Employees may engage in transactions involving securities of the Company.

•A window period begins with the second trading day on the New York Stock Exchange after the day on which the Company makes a public news release of its quarterly earnings for the prior fiscal quarter.
•That same trading window closes two weeks prior to the end of the then current fiscal quarter. After the close of the window period, directors, executive officers and Access Employees may not purchase, sell, or otherwise acquire, transfer or dispose of any of the Company’s securities.

The prohibitions against trading while aware of material, non-public information and short-term trading, or “tipping” (see the Insider Trading Section of the Code), apply even during a trading window. For example, if you are aware that a material acquisition or divestiture is pending or that a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. The Company also may close regular window periods if any such event occurs, and you will receive a notification from the General Counsel or his or her designee when this occurs. Closing of a regular window period should also be considered to be confidential information, and may not be shared with anyone, other than one’s legal and financial advisers or to the extent necessary to notify others of their obligations under this Policy.

Directors and executive officers should be aware that they are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, these persons must disgorge to the Company any profits realized from any non-exempt purchase and sale, or non-exempt sale and purchase, of the Company’s equity securities (other than an exempted security) or security-based swap agreements involving any such equity security within any period of less than six months, unless such security or security-based swap agreement was acquired in good faith in connection with a debt previously contracted.

3.PRE-APPROVAL POLICY FOR DIRECTORS AND EXECUTIVE OFFICERS

The legal issues arising from stock ownership by directors and executive officers are complex. For that reason, in order to minimize the risk of error in these areas, there are special rules that apply to directors and executive officers.

Directors and executive officers are required to notify the General Counsel or his or her designee of each proposed transaction (including gifts) in accordance with the approval process described below before the transaction is consummated.

•The sole exception to this requirement is if the transaction is pursuant to a pre-existing written plan or arrangement complying with Rule 10b5-1 promulgated under the Exchange Act and approved in advance by the General Counsel (as described in further detail below).
•Requests for approval may only be submitted, and approval for trades and gifts of securities of the Company will generally be granted, during a window period, and an approved transaction may only be performed within three (3) business days (or any shorter period expressly communicated by the General Counsel at the time of approval) of any such grant or approval during the window period in which the approval was granted.

This policy shall apply during the period when a person is a director or executive officer and for the first six months after the person is no longer a director or executive officer. It also applies to transactions during the same period by a director’s or executive officer’s Family Members, as well as any other account for which they make or influence investment decisions, such as an account for a member of their family who consults them about investment decisions or a trust account or other account as to which they have investment authority.

•It is therefore the responsibility of each director and executive officer and each former director and executive officer, during his or her employment and for a period of six months after leaving such position, to submit, in writing or verbally, notification to the General Counsel or his or her designee in advance of any proposed transaction by the director or executive officer or by any of the other persons identified above.
•Such notification may be oral or in writing (including by e-mail) and should include the identity of the director or executive officers, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price.
•Before the transaction is actually consummated, there shall be confirmation from the General Counsel or his or her designee to confirm that the transaction is approved within two (2) business days of the receipt of the notice.
•The General Counsel may revoke any approval previously granted if she or he subsequently determines that a director or executive officer is in possession of material non-public information about the Company or such transaction would result in a violation of law.
•If the transaction is not approved or approval for such transaction has been revoked or has expired, then the proposed transaction may not be conducted.
•Directors and executive officers shall promptly (and, in any event, by the close of the business day during which the transaction occurred) notify the General Counsel of any trading of the Company’s securities or any gifts that are required to be reported under Section 16(a) of the Exchange Act.
4.RULE 10b5-1 PLANS

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the Rule (a “Rule 10b5-1

Plan”) and such person must act in good faith with respect to the operation of a Rule 10b5-1 Plan. If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information and at a time when trading is not otherwise restricted under this Policy. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Directors, executive officers and Access Employees must have any Rule 10b5-1 Plan, amendment to a Rule 10b5-1 Plan, or termination of a Rule 10b5-1 Plan (excluding plan expirations or other terminations outside of the control of the participant) pre-approved by the General Counsel or his or her designee. A Rule 10b5-1 Plan must comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:

•trades under the Rule 10b5-1 Plan may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-1[1];
•the Rule 10b5-1 Plan must include representations that (i) the person is not aware of material non-public information about the Company or its securities; and (ii) the person is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and
•no person may have more than one Rule 10b5-1 Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards).

No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan is required. Notwithstanding the foregoing sentence, any person who purchases or sells Company securities through a Rule 10b5-1 Plan must notify the General Counsel of any such transactions for Section 16 reporting purposes.

Persons subject to this Policy must promptly report to the General Counsel or his or her designee the adoption, amendment or termination of any trading plan that is not a Rule 10b5-1 Plan, but that was entered into by a Company director or executive officer at a time they asserted they were not aware of material non-public information about the Company or its securities.

5.ANNUAL CERTIFICATION

All directors, executive officers and Access Employees must certify initially and annually thereafter that they have read and understand this Policy and that they recognize that they are subject to the provisions of this Policy.

[1] For directors and Section 16 officers, the cooling-off period currently set forth in Rule 10b5-1 is generally the later of (i) 90 days after execution of the plan or (ii) two business days following the filing of the Form 10-K or Form 10-Q for the reporting period in which the plan was executed. For all other insiders the cooling-off period is 30 days after execution of the plan.

Annex 1

ACCESS EMPLOYEES

All Directors

Chief Executive Officer and President

All Executive Vice Presidents and Senior Vice Presidents

All members of the Financial Reporting Department at or above the level of Vice President

All members of the Financial Asset Management Department at or above the level of Vice President

All members of the Investor Relations Department at or above the level of Vice President